SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d – 101)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 4

TRC Companies, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

872625108
(CUSIP Number)

Kevin S. Moore
President
The Clark Estates, Inc.
One Rockefeller Plaza, 31st Floor
New York, New York 10020
(212) 977-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Jeffrey E. LaGueux, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036-6710
(212) 336-2000

October 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

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CUSIP No. 872625108

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON The Clark Estates, Inc. 13-5524538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,773,561
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,773,561
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,773,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.43%
14	TYPE OF REPORTING PERSON CO

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AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends the Amendment No. 3 to Schedule 13D filed on February 14, 2008 by The Clark Estates, Inc., a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York  10020 (the "Reporting Person"), that relates to shares of common stock of TRC Companies, Inc., a Delaware corporation with its principal executive offices at 21 Griffin Road North, Windsor, Connecticut  06095 (the "Issuer").  Capitalized terms used herein shall have the meaning set forth in the Schedule 13D, dated March 15, 2006.

Item 5 is hereby amended as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  The 5,773,561 of Common Stock beneficially owned by the Reporting Person as of October 1, 2010 which are held of record by Federal Partners, constitute approximately 21.43% of the outstanding shares of the Common Stock (after giving effect to the automatic conversion on December 1, 2010 of the 7,290.302 shares of outstanding Series A Convertible Preferred Stock of the issuer into an aggregate of 7,290,302 shares of Common Stock).  Stephen Duff, an executive officer of the Reporting Person and a director of the Issuer, beneficially owns 86,065 shares of Common Stock, which includes the right to acquire 34,000 shares of Common Stock through the exercise of options and 9,620 shares of Common Stock held pursuant to the Issuer's Director's Deferred Compensation Plan.  Kevin Moore, an executive officer and director of the Reporting Person, owns 1,000 shares of Common Stock.  Such shares and vested options together constitute less than 1% of the outstanding shares of Common Stock.  The Reporting Person disclaims beneficial ownership of these shares.

(c)  On June 1, 2009, the Reporting Person acquired 3,270.930 shares of Series A Convertible Preferred Stock of the Reporting Person (the "Shares") in a private placement transaction.  The Shares will automatically convert into an aggregate of 3,720,930 shares of Common Stock on December 1, 2010.  These shares of Common Stock are deemed beneficially owned by the Reporting Person from and after October 1, 2010 in accordance with SEC Rule 13d-3(d).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CLARK ESTATES, INC.

Date: October 4, 2010	By:	/s/ Kevin S. Moore
Name: Kevin S. Moore
Title: President

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